

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2015

Via E-mail
Mr. John D. Moran
Vice President, General Counsel and
Secretary
GrafTech International Ltd.
Suite 300 Park Center I
6100 Oak Tree Boulevard
Independence, Ohio 44131

> **Re:** **GrafTech International Ltd.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed April 13, 2015**
> **File No. 001-13888**

Dear Mr. Moran:

We have reviewed your filing and have the following comments:

About the Annual Meeting, page 1

1.   We note the revised disclosure in response to prior comment 6. Please revise to clarify that discretionary authority may be exercised to vote for a substitute nominee if a bona fide nominee named in the proxy statement is "unable to serve or for good cause will not serve." See Rule 14a-4(c)(5).

Voting Mechanics, page 3

2.   Please disclose the effect of abstentions on proposals 1-4 and 6. See Item 21(b) of Schedule 14A.

What are the possible effects, under the Company's debt agreements …, page 6

3.   Disclosure indicates that a "ratings downgrade for this purpose will be deemed to occur only if each rating agency downgrades the notes (if the notes are then investment grade) or one rating agency downgrades the notes (if the notes are then below investment grade)." Please reconcile this disclosure with the definition of a Ratings Event in the Indenture filed as Exhibit 4.1 to the Form 8-K filed November 20, 2012.

Proposal One: Election of Nine Directors …, page 7

4.   Disclosure indicates that the "Board unanimously recommends submitting the enclosed WHITE proxy … to vote FOR each of the Board's seven nominees for director" and the "Board unanimously recommends that you disregard any blue proxy or voting instruction card that may be sent to you by the Milikowskys." Please advise us, with a view toward revised disclosure, how the Board reached a unanimous decision in those regards since three of the seven current directors are participants in a solicitation in opposition to the company's nominees.

Proposal Five: By-Law Repeal Proposal, page 85

5.   Disclosure indicates that "Mr. Milikowsky delivered to the Company a notice of intent to present at the Annual Meeting a proposal to repeal any new by-law or any amendment to the by-laws in effect as of the date of the Annual Meeting and adopted after September 30, 2012 that is inconsistent with or disadvantageous to the Milikowsky Group or to the election of the members of the Milikowsky Control Slate." However, the actual text of the resolution does not appear to limit its scope to amendments that are inconsistent with or disadvantageous to the Milikowsky Group or to the election of the members of the Milikowsky Control Slate. Please revise to reconcile the disclosure with the actual text and scope of the resolution.

        Please contact me at (202) 551-3589 or Christina Chalk, Senior Special Counsel, at (202) 551-3263 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Tiffany Piland Posil

                                        Tiffany Piland Posil
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Clyde Tinnen, Esq.